Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2024

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30, 2024	March 31, 2024
Assets
Current assets:
Cash	$7,285,991	$3,589,244
Accounts receivable	2,361	—
VAT receivable	23,794	217,843
Inventories	125,255	60,383
Prepaid expenses and deposits	595,933	512,782
Total current assets	8,033,334	4,380,252

Non-current assets:
Right-of-use assets, net	354,901	206,090
Property, plant & equipment, net	1,054,709	897,627
Total non-current assets	1,409,610	1,103,717

Total assets	$9,442,944	$5,483,969

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$422,865	$120,894
Current operating lease liabilities	48,376	47,955
Loan payable	222,728	—
Total current liabilities	693,969	168,849

Non-Current liabilities:
Non-current operating lease liabilities	332,098	176,345

Total liabilities	1,026,067	345,194

Stockholders’ equity:
Ordinary Shares, $0.001 par value, 50,000,000 shares Authorized; 4,341,956 and 2,573,903 issued and outstanding as of September 30, 2024 and March 31, 2024	4,342	2,574
Reserves	29,842,366	23,890,229
Accumulated deficit	(21,284,424)	(18,527,997)
Accumulated other income	82,712	1,951
Total stockholders’ equity (Virax)	8,644,996	5,366,757
Non-Controlling Interest	(228,119)	(227,982)
Total stockholders’ equity	8,416,877	5,138,775

Total liabilities and stockholders’ equity	$9,442,944	$5,483,969

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

	For the Six Months Ended September 30,
	2024	2023
Revenue	$4,953	$76,500
Cost of revenue	11,427	65,982
Gross profit (loss)	(6,474)	10,518

Operating expenses:
General and administrative	2,146,005	2,109,397
Research & Development	726,412	607,344
Total operating expenses	$2,872,417	$2,716,741

Operating loss	$(2,878,891)	$(2,706,223)

Other income (expenses):
Interest expense, net	(25,591)	(10,114)
Gain on extinguishment of debt	—	12,465
Other income (expense), net	11,257	(210,332)
Total other income (expenses), net	(14,334)	(207,981)
Loss before income taxes	(2,893,225)	(2,914,204)
Income tax (benefit) expense	(136,661)	—
Net loss	$(2,756,564)	$(2,914,204)

Net loss attributable to non-controlling interest	(137)	(4,552)
Net loss attributable to Virax stockholders	(2,756,427)	(2,909,652)

Other comprehensive loss
Foreign currency adjustment	80,761	(132,846)
Comprehensive loss	$(2,675,803)	$(3,047,050)

Comprehensive loss attributable to non-controlling interest	(137)	(4,552)
Comprehensive loss attributable to Virax	$(2,675,666)	$(3,042,498)

Basic and diluted weighted average shares outstanding
Ordinary Shares	3,103,552	1,775,284
Basic and diluted net loss per share to Virax stockholders
Ordinary Shares	$(0.89)	$(1.64)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Ordinary Shares		Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Virax)	Non Controlling Interest	Total Stockholders’ Equity
	Shares	Amount
Balance at March 31, 2024	2,573,903	$2,574	$23,890,229	$(18,527,997)	$1,951	$5,366,757	$(227,982)	$5,138,775
Shares issued for cash	1,499,909	1,500	5,126,686	—	—	5,128,186	—	5,128,186
Warrant exercise	268,144	268	786,467	—	—	786,735	—	786,735
Stock-based compensation	—	—	38,984	—	—	38,984	—	38,984
Foreign currency adjustment	—	—	—	—	80,761	80,761	—	80,761
Net Loss	—	—	—	(2,756,427)	—	(2,756,427)	(137)	(2,756,564)
Balance at September 30, 2024	4,341,956	$4,342	$29,842,366	$(21,284,424)	$82,712	$8,644,996	$(228,119)	$8,416,877

Balance at March 31, 2023	1,554,709	$1,557	$20,921,005	$(11,794,460)	$(1,688)	$9,126,414	$(222,399)	$8,904,015
Pre-funded warrant exercise	234,331	234	—	—	—	234	—	234
Shares issued for settlement of debt	22,500	21	85,479	—	—	85,500	—	85,500
Stock-based compensation	—	—	86,269	—	—	86,269	—	86,269
Foreign currency adjustment	—	—	(3,650)	(97,912)	45,961	(55,601)	—	(55,601)
Net Loss	—	—	—	(2,909,652)	—	(2,909,652)	(4,552)	(2,914,204)
Balance at September 30, 2023	1,811,540	$1,812	$21,089,103	$(14,802,024)	$44,273	$6,333,164	$(226,951)	$6,106,213

All share amounts have been given retroactive effect in the financial statements as a result of the Share Consolidation on December 18, 2023. See Note 14.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	For the Six Months ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(2,756,564)	$(2,914,204)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	117,220	4,750
Interest expense on operating lease liabilities	19,954	6,432
Amortization of right-of-use assets	40,971	12,969
Stock-based compensation	38,984	86,269
Gain on debt extinguishment	—	(12,464)
Other expense	—	125,000
Foreign currency translation (gain) loss	52,447	(180,600)
Net changes in operating assets & liabilities:
Accounts receivable	(2,361)	—
Prepaid expenses and deposits	(83,151)	(373,946)
Deferred revenue	—	(38,250)
Inventories	(64,872)	(24,508)
VAT receivable	194,049	(183,361)
Loan payable	222,728	(146,250)
Accounts payable to related parties	—	93,462
Accounts payable and accrued liabilities	301,971	(49,260)
Net cash used in operating activities	$(1,918,624)	$(3,593,961)

Cash flows from investing activities:
Investment - internally developed software	—	(196,267)
Purchase of software	—	(19,338)
Purchase of property, plant & equipment	(247,995)	(492,576)
Net cash used in investing activities	$(247,995)	$(708,181)

Cash flows from financing activities:
Lease payments	(51,555)	(9,952)
Payments to related parties	—	(18,296)
Proceeds from shares issued for cash	5,128,186	234
Proceeds from warrant exercise	786,735	—
Stock issued for settlement of debt	—	85,500
Net cash provided by financing activities	$5,863,366	$57,486

Net change in cash	3,696,747	(4,244,656)
Cash at beginning of period	3,589,244	9,352,538
Cash at end of period	$7,285,991	$5,107,882

Supplemental disclosure of cash flow information
Cash paid (received) during the period for:
Interest	$5,794	$10,114
Income tax (benefit)	$(136,661)	$—

Supplemental disclosure of non-cash investing and financing activities
Right-of-use asset additions	$181,641	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

VIRAX BIOLABS GROUP LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

Note 1 — General information and reorganization transactions

Virax Biolabs Group Limited (the "Company") is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, it conducts the majority of its operations through its subsidiaries in the United Kingdom, the United States, and China and has been operating since 2013.

The Company is a global innovative biotechnology company focused on the prevention, detection, diagnosis, and risk management of viral diseases with a current focus on the field of T cell in Vitro Diagnostics. The Company is in the process of developing and manufacturing tests that can predict adaptive immunity to viral diseases as well as identify individuals suffering from T cell exhaustion and chronic inflammation linked to post viral syndromes. The Company's mission is to protect people from viral diseases and help with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation through the provision of diagnostic tests and tests for adaptive immunity.

The Company is in the process of developing ViraxImmune, with the intention of providing an immunology profiling platform that assesses each individual’s immune risk profile against major global viral diseases as well as helping with the early diagnosis of post viral syndromes associated with T cell exhaustion and chronic inflammation. We are in the process of developing a T cell Test under the ViraxImmune brand and will apply for regulatory agency approval in the future. We believe that the T cell Tests and immunology platform we are developing under the ViraxImmune brand will be particularly useful in assisting in the threat analysis of the major viruses faced globally as well as helping with the early diagnosis of indications associated with T cell exhaustion and chronic inflammation which have been linked to symptoms such as chronic fatigue. Initially, we will be focusing on diseases associated with post viral syndromes including but not limited to SARS-CoV-2, Human Papillomavirus (better known as HPV), Malaria, Hepatitis B, and Herpes (better known as HSV-1).

The Company also has the ability to distribute existing diagnostics test kits through our ViraxClear and ViraxVet brands. Currently, we do not manufacture or develop any product that we sell in our ViraxClear and ViraxVet product portfolios, and we act as a distributor of third-party suppliers’ products. While ViraxClear and ViraxVet have the ability to sell and distribute existing test kits, they are not the main focus of the Company.

These financial statements are presented in US dollars.

Liquidity

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Liquidity is the ability of a company to fund its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. At September 30, 2024, the Company had a cash balance of $7,285,991 and current liabilities of $693,969. For the six months ended September 30, 2024, the Company had a net increase in cash of $3,696,747. This increase was primarily from a warrant exercise and cash received from sales of its ordinary shares. See Note 14.

Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company. The Company believes that its existing working capital, current cash on hand, and expected future cash flows from operating activities will provide sufficient cash to enable the Company to meet its operating needs for the next twelve months from this reporting period.

Note 2 — Summary of Significant Accounting Policies

This summary provides a list of the significant accounting policies adopted in the preparation of these condensed consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the periods presented, unless otherwise stated.

Basis of preparation

Compliance with IFRS

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These condensed interim financial statements do not include all of the information required of a full set of annual financial statements and are intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that these condensed interim financial statements be read in conjunction with the annual financial statements of the Company for the year ended March 31, 2024 and notes thereto contained in the Company’s annual report filed on Form 20-F.

These condensed interim financial statements have been prepared on a historical cost basis, modified where applicable. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. For the six months ended September 30, 2023, the Company has reclassified certain general and administrative expenses to research and development expenses and certain cash flow activities from financing to operating activities.

The condensed unaudited interim financial statements were authorized for issuance by the Audit Committee of the Board of Directors on November 20, 2024.

Principles of consolidation

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The following is a list of the Company's operating subsidiaries as of September 30, 2024 and March 31, 2024.

Company names	Jurisdiction	Incorporation Date	Ownership
Virax Biolabs Group Limited	Cayman Island	September 2, 2021	Holding Company
Virax Biolabs (UK) Limited	United Kingdom	August 19, 2021	100% (via Virax Biolabs Group Limited
Virax Biolabs Limited	Hong Kong	April 14, 2020	100% (via Virax Biolabs (UK) Limited)
Virax Immune T-Cell Medical Device Company Limited	Hong Kong	January 16, 2017	100% (via Virax Biolabs Limited)
Virax Biolabs PTE. LTD	Singapore	May 4, 2013	95.54% (via Virax Biolabs Limited)

Logico Bioproducts Corp.	BVI	January 21, 2011	95.54% (via Virax Biolabs Limited)
Shanghai Xitu Consulting Co., Ltd	PRC	October 27, 2017	95.54% (via Virax Biolabs Limited)
Virax Biolabs USA Management, Inc.	USA	August 1, 2022	100% (via Virax Biolabs Group Limited)
Virax Biolabs Group Holdings Ltd	United Kingdom	February 22, 2023	100% (via Virax Biolabs Group Limited)
Virax Biolabs FZ-LLC	United Arab Emirates	April 18, 2023	100% (via Virax Biolabs Group Holdings Limited)
Virax Biolabs Trading B.V.	Netherlands	August 4, 2023	100% (via Virax Biolabs Group Holdings Limited)
Virax Biolabs UK Operating Limited	United Kingdom	November 7, 2023	100% (via Virax Biolabs Group Holdings Limited)

Inter-company transactions, balances and unrealized gains on transactions between the subsidiaries are eliminated upon consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Segment information

The Company has one reportable segment incorporating ViraxClear, a diagnostic medical device distributor, ViraxVet, a veterinary medical device distributor, and ViraxImmune, a T-Cell In Vitro diagnostic device and wellness mobile application developer. The chief operating decision maker is responsible for allocating resources and assessing performance and obtaining financial information, including the condensed consolidated statements of profit and loss and other comprehensive loss, condensed consolidated statements of financial position and condensed consolidated statements of cash flow, about the Company as a whole.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The condensed consolidated financial statements are presented in US dollar, which is the Company’s presentation currency.

Entity	Functional Currency
Virax Biolabs Group Limited	U.S. dollars
Virax Biolabs (UK) Limited	British Pound Sterling
Virax Biolabs Limited	U.S. dollars
Virax Immune T-Cell Medical Device Company Limited	U.S. dollars
Virax Biolabs PTE. LTD	U.S. dollars
Logico Bioproducts Corp.	U.S. dollars
Shanghai Xitu Consulting Co., Ltd	Renminbi
Virax Biolabs USA Management, Inc.	U.S. dollars
Virax Biolabs Group Holdings Ltd	British Pound Sterling
Virax Biolabs FZ-LLC	United Arab Emirates Dirhams
Virax Biolabs Trading B.V.	Euro

Virax Biolabs UK Operating LLC	British Pound Sterling

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position
•
income and expenses for each statement of profit or loss and statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and
•
all resulting exchange differences are recognized in other comprehensive loss and the foreign currency exchange differences in other comprehensive loss are temporary and will be reclassified in the future.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period-end exchange rates are generally recognized in statements of profit and loss and other comprehensive loss.

Exchange rates

The most important exchange rates per USD 1.00 that have been used in preparing the financial statements are:

	Closing rate		Average rate
	For the Six Months Ended September 30,		For the Six Months Ended September 30,
	2024	2023	2024	2023
British Pound	0.767	0.895	0.783	0.831
Euro	0.901	0.945	0.922	0.920
Singapore Dollar	1.307	1.431	1.342	1.392
Renminbi	7.133	7.152	7.220	6.796

Revenue recognition

Revenues are generally recognized upon the transfer of control of promised products provided to the Company’s customers, reflecting the amount of consideration we expect to receive for those products. The Company enters into contracts that can include various combinations of products and services. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.

Revenues are recognized upon the application of the following steps:

1.
Identification of the contract or contracts with a customer;
2.
Identification of the performance obligations in the contract;
3.
Determination of the transaction price;
4.
Allocation of the transaction price to the performance obligations in the contract; and
5.
Recognition of revenue when, or as, the performance obligation is satisfied.

The timing of revenue recognition may differ from the timing of billing our customers. The Company receives payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. The Company’s revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been, and are expected to continue to be insignificant. Our contracts do not include a significant financing component.

The Company’s products are generally sold without a right of return, so there is no variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available.

Employee benefits

Share-based payments

The Company accounts for share-based compensation in accordance with IFRS 2 “Share-based payment” (“IFRS 2”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s condensed consolidated statement of profit and loss and other comprehensive loss, based on the acceleration method in twelve-month tranches.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. IFRS 2 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon historical volatility of the Company's shares. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Warrants

The Company determines the accounting classification of warrants that are issued, as either liability or equity, by first assessing whether the warrants meet liability classification in accordance with IFRS 9, "Financial Instruments." Under IFRS 9, warrants are considered liability-classified if the warrants are mandatorily redeemable, obligate the issuer to settle the warrants or the underlying shares by paying cash or other assets, or must or may require settlement by issuing a variable number of shares.

If the warrants do not meet liability classification, the Company assesses the requirements that contracts that require or may require the issuer to settle the contract for cash are liabilities recorded at fair value, irrespective of the likelihood of the transaction occurring that triggers the net cash settlement feature. If the warrants do not require liability classification, in order to conclude equity classification, the Company assesses whether the warrants are indexed to its common stock and whether the warrants are classified as equity. After all relevant assessments are made, the Company concludes whether the warrants are classified as liability or equity. Liability-classified warrants are required to be accounted for at fair value both on the date of issuance and on subsequent accounting period ending dates, with all changes in fair value after the issuance date recorded as a component of other income (expense), net in the statements of profit and loss. Equity-classified warrants are accounted for at fair value on the issuance date with no changes in fair value recognized after the issuance date. As of September 30, 2024, all of the Company’s outstanding warrants are equity-classified warrants. See Note 14.

Income tax

The income tax expense for the period is the tax on the current period’s taxable income based on the applicable income tax rate for each jurisdiction as adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. The income tax credit for the period is research and development tax credits submitted by the Company to the HM Revenues & Customs (HMRC) and received.

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, we expect that in the future the Company is likely to be subject to income and other taxes in various other jurisdictions that we operate in. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the condensed consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive loss, in which case the tax is also recognized in other comprehensive loss.

Property, plant and equipment

Property, plant, and equipment are recorded at cost less accumulated depreciation and amortization. Expenditures that extend the life of the asset are capitalized and depreciated. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets. Management evaluates the useful lives and method of depreciation at least annually and accounts for any changes to the useful life or method prospectively. Maintenance and repairs are charged to expense as incurred; cost of major additions and betterments are capitalized. Capitalized software is recorded at cost less accumulated amortization and the amortization is recorded using the straight-line method over the estimated useful life of the software.

The estimated useful lives are:

Laboratory equipment	5 years
Computer equipment	3 years
Capitalized software	3 years

Impairment of assets

Assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior periods.

Leases

The Company accounts for leases under IFRS 16 'Leases'. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.

At the inception of a contract, we assess whether a contract is, or contains a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

•
the contract involves the use of an identified asset;
•
we have the right to obtain substantially all of the economic benefits from the use of the identified asset throughout the period of use; and
•
we have the right to direct the use of the identified asset.

A right-of-use asset and corresponding lease liability are recognized on the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is reduced by impairment losses and adjusted for certain remeasurement of the lease liabilities, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. If the rate cannot be readily determined, our incremental rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in our estimate of the amount expected to be payable under a residual value guarantee, if we change our assessment of whether we will exercise a purchase, extension or termination option, or if the underlying lease contract is amended.

We have elected not to separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

Cash

For the purposes of presentation in the condensed consolidated statements of cash flows, cash consists of cash on hand.

Accounts receivable

Accounts receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Share capital and reserves

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Accounts payables and accrued liabilities

Accounts payable and accrued liabilities are liabilities for goods and services provided to the Company prior to the end of the reporting period and which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. All the accounts payable and accrued liabilities were current for the period ended September 30, 2024 and March 31, 2024.

Financial Instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment. The Company’s financial assets measured at amortized cost are comprised of its cash. The Company’s financial liabilities measured at amortized cost are comprised of its accounts payable and accrued liabilities.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of profit and loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of profit and loss and comprehensive loss in the period in which they arise.

Debt instruments at FVTOCI

These assets are initially measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses associated with changes in fair value are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. The Company does not hold any debt instruments at FVTOCI.

Equity instruments at FVTOCI

These assets are initially measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses associated with changes in fair value are recognized in OCI and are never reclassified to profit or loss. The Company does not hold any equity instruments at FVTOCI.

Impairment of financial assets amortized at cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of profit and loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Note 3 — Critical estimates and judgments

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Useful lives of property and equipment - Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, not electing to exercise renewal options on Leases, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Estimating the incremental borrowing rate on leases - The Company cannot readily determine the interest rate implicit in leases where it is the lessee. As such, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of comparable value to the right-of-use asset in a similar economic environment. IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available or where the applicable rates need to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Estimating the fair value of share-based payment transactions - The Company utilizes a Black-Scholes model to estimate the fair value of its share-based payments. In applying these models, management must estimate the expected life of the option and the expected future volatility of the Company’s estimated share price, and make such assumptions based on a proxy of publicly-listed entities under an expectation that historical volatility is representative of the expected future volatility.

Other significant judgments - The preparation of these financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

•
The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
•
Determination of the extent to which it is probable that future taxable income will be available to allow all or part of the temporary deferred tax differences to be utilized; and
•
Whether there are indicators of impairment of the Company’s long-lived assets.

Note 4 — Revenue from contracts with customers

Disaggregation of revenue from contracts with customers

The principal revenue activities of the Company for the six months ended September 30, 2024 and 2023 were as follows:

	For the Six Months Ended September 30,
Revenue categories	2024	2023
Revenue from test kit sales	$4,953	$76,500
Total Revenue	$4,953	$76,500

There were revenues of $4,953 and $76,500 for the six months ended September 30, 2024 and 2023, respectively. For the six months ended September 30, 2024 and 2023, 100% of the revenue derives from the Company’s ViraxClear and ViraxVet test kit distribution. Revenues have decreased from the prior quarter due to the Company's decreasing focus on the ViraxClear and ViraxVet platforms.

Accounting policies and significant judgments

Management does not consider there to be any significant judgments or estimates in the revenue recognition for the six months ended September 30, 2024 and 2023.

Note 5 — Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of ordinary shares in issue during the financial period. This calculation takes into effect the Share Consolidation as discussed in Note 14.

Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares instruments. The Company had no dilutive shares for the six months ended September 30, 2024 and 2023. This calculation takes into effect the Share Consolidation as discussed in Note 14. The Company's basic and dilutive loss per share as of September 30, 2024 and 2023 are as follows:

	For the Six Months Ended September 30,
	2024	2023
Loss for the period attributable to Virax	$(2,756,427)	$(2,909,652)
Basic and diluted loss per share attributable to Virax – Ordinary Shares	(0.89)	(1.64)

	As of September 30,
	2024	2023
Weighted average number of ordinary shares used in basic and diluted loss per share (Ordinary shares)	3,103,552	1,775,284
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	3,103,552	1,775,284

(1) For the six months ended September 30, 2024 and 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Note 6 — VAT Receivable and Tax Credits

	September 30, 2024	March 31, 2024
Unfiled VAT receivable	$23,165	$107,149
Filed VAT receivable	629	110,694
Total VAT receivable	$23,794	$217,843

Total VAT receivable as of September 30, 2024 and March 31, 2024 consisted of $23,165 and $107,149, respectively of receivable that has yet to be filed with the HMRC in the United Kingdom. Total VAT receivable as of September 30, 2024 and March 31, 2024 that has been filed with the HMRC are $629 and $110,694, respectively. The VAT receivable as of September 30, 2024 has not been received from the HMRC as of the filing date of this current report on Form 6-K.

For the six months ended September 30, 2024, the Company received $136,661 in research and development tax credits from the HMRC. The credit is from qualified expenses paid by the Company on behalf of research and development projects approved by the HMRC.

Note 7 — Inventories

	September 30, 2024	March 31, 2024
Raw materials	$49,673	$—
Work-in-progress	26,178	—
Finished goods	49,404	60,383
Inventories	$125,255	$60,383

Inventories as of September 30, 2024 and March 31, 2024 consisted of raw materials and work-in-progress that consist of chemicals and compounds used in our development of ViraxImmune. Finished goods inventories consists of

ViraxClear and ViraxVet test kits stored in a warehouse operated by a third party. During the six months ended September 30, 2024 and 2023, inventories expensed to cost of revenue were $11,427 and $65,982, respectively.

Note 8 — Prepaid Expenses and Deposits

	September 30, 2024	March 31, 2024
Prepaid directors and officers insurance	$277,378	$133,542
Prepaid Nasdaq fee	41,625	37,125
Prepaid vendor products	136,044	245,258
Deposits	48,415	52,398
Prepaid software subscription	45,340	19,536
Other	47,131	24,923
Prepaid expenses and deposits	$595,933	$512,782

Note 9 — Property, plant & equipment, net

	Lab Equipment	Computer Equipment	Capitalized Software	Furniture & Fixtures	Total
Cost
Balance as of March 31, 2024	$890,867	$11,859	$49,771	$—	$952,497
Additions	245,362	2,633	—	—	247,995
Disposals	—	—	—	—	—
Effects of currency translation	27,846	371	1,555	—	29,772
Balance as of September 30, 2024	$1,164,075	$14,863	$51,326	$—	$1,230,264

Accumulated Depreciation
Balance as of March 31, 2024	$52,671	$2,199	$—	$—	$54,870
Depreciation	110,281	1,806	5,133	—	117,220
Disposals	—	—	—	—	—
Effects of currency translation	3,396	69	—	—	3,465
Balance as of September 30, 2024	$166,348	$4,074	$5,133	$—	$175,555

Total Property, plant and equipment, net	$997,727	$10,789	$46,193	$—	$1,054,709

Depreciation expense for the six months ended September 30, 2024 and 2023 was $117,220 and $4,750, respectively.

Note 10 — Accounts payable and accrued liabilities

	September 30, 2024	March 31, 2024
Accounts payable	$118,945	$45,631
Accrued bonuses	177,952	—
Accrued payroll taxes	11,057	12,143
Accrued liabilities	114,911	63,120
Current accounts payable and accrued liabilities	$422,865	$120,894

Accounts payable at September 30, 2024 consists mostly of research and development project expenses billed but unpaid. Accrued liabilities at September 30, 2024 consists mainly of unpaid professional services. Accounts payable for the year ended March 31, 2024 consists mostly of routine operating costs. Accrued payroll taxes for the year ended March 31, 2024 consisted of payroll taxes. Accrued liabilities for the year ended March 31, 2024 consists mainly of unpaid professional services.

Note 11 — Loan Payable

On July 1, 2024, the Company entered into a loan payable with a third party for the purpose of financing its Directors and Officers insurance policy. The unsecured loan at inception was $315,000 for a period of ten months with a 8.15% fixed interest rate. At September 30, 2024, the balance of the loan payable was $222,728 and there was no loan payable at March 31, 2024. Interest expense for the six months ended September 30, 2024 was $5,794. There was no interest expense during the prior period. There was no accrued interest at September 30, 2024 and March 31, 2024.

Note 12 — Leases

Operating leases

Our leases consist of office and lab spaces with lease terms between 1 to 5 years.

In May 2023, the Company entered into a lab space lease at BioCity for five rooms commencing in July 2023 and ending on June 30, 2028, with no automatic option to extend. The deposit on the lab space was GBP 4,317. This lease was subsequently modified in August 2023, November 2023 and August 2024 to include additional rooms at BioCity. Lease expense for six months ended September 30, 2024 was GBP 28,020.

The annual rent as of September 30, 2024 is as follows:

To July 31, 2025	GBP 76,866
To July 31, 2026	GBP 80,709
To July 31, 2027	GBP 84,745
To July 31, 2028	GBP 88,982
To July 31, 2029	GBP 93,431

In addition to the annual rent, insurance is approximately GBP 2,428 per year and service costs are approximately GBP 17,535 per year.

In August 2023, the Company exited the old Shanghai lease which was a short term lease and not accounted for under IFRS 16 - Leases. We entered into a new office space lease in Shanghai for one office room commencing in August 2023 and ending on September 30, 2024 which is accounted for under IFRS 16 - Leases. The monthly lease amount is CNY 21,600 with two months deposit and no payments due in August 2023 and September 2024. Lease expense for the six months ended September 30, 2024 was CNY 108,000. There are no other service costs associated with this lease. This lease was not renewed.

Of these leases, our lab space at BioCity and office space in Shanghai are accounted for under IFRS 16 - Leases. We currently do not have leases with residual value guarantees or leases not yet commenced to which we are committed. Lease liabilities have been measured by discounting future lease payments using our estimated incremental borrowing rate of 15% as rates implicit in the leases were not readily determinable.

The following table summarizes our right-of-use assets activity for the BioCity and Shanghai leases for the six months ended September 30, 2024.

Office and Lab Leases
Cost
Balance at March 31, 2024	$254,319
Additions	181,641
Effects of currency translation	10,046
Balance at September 30, 2024	$446,006

Accumulated amortization
Balance at March 31, 2024	$(48,229)
Amortization	(40,971)
Effects of currency translation	(1,905)
Balance at September 30, 2024	$(91,105)

Right-of-use assets, net	$354,901

The following table summarizes the Company's lease liability activity for the BioCity lease and Shanghai lease for the six months ended September 30, 2024.

Total
Balance as of March 31, 2024	$224,300
Additions	211,524
Deletions	(32,510)
Payment of lease liabilities	(51,555)
Interest expense on lease liabilities	19,954
Effects of currency translation	8,761
Balance as of September 30, 2024	$380,474

The following table summarizes the maturity of our lease liabilities as of September 30, 2024:

September 30, 2024
Less than one year	$100,991
One to five years	436,713
More than five years	—
Total lease payments	$537,704
Less: imputed interest	(157,230)
Lease Liabilities	$380,474

Note 13 — Related party transactions

	Six Months Ended September 30,	Salary	Bonus	Option Awards (1)	Other (2)	Total
James Foster, Chief Executive Officer	2024	162,500	37,500	181,123	1,800	382,923
	2023	162,500	67,708	239,677	1,800	471,685

Nigel McCracken, Chief Operations Officer	2024	151,200	37,800	29,185	600	218,785
	2023	23,333	972	3,582	300	28,187

Jason Davis, Chief Financial Officer	2024	150,000	37,500	116,288	12,900	316,688
	2023	150,000	62,500	154,790	12,900	380,190

Mark Ternouth, former Chief Technical Officer (3)	2024	23,667	—	—	3,287	26,954
	2023	60,000	25,000	59,398	—	144,398

Evan Norton, Independent Director	2024	20,000	—	12,793	—	32,793
	2023	20,000	—	31,677	—	51,677

Yair Erez, Independent Director	2024	20,000	—	12,793	—	32,793
	2023	20,000	—	31,677	—	51,677

Nelson Haight, Independent Director	2024	20,000	—	14,286	—	34,286
	2023	20,000	—	30,749	—	50,749

(1)These amounts represent the aggregate grant fair value of stock options expensed, calculated in accordance with IFRS 2 “Share-based payment". Assumptions used in the calculation of these amounts are discussed in Note 14.

(2)These amounts represent employee benefits paid by the Company such as health insurance. For Mark Ternouth, this amount consists of severance payout.

(3)Mark Ternouth departed the Company in June 2024 and is no longer an Officer or Director at September 30, 2024. All bonus and option award expense were reversed

Note 14 — Stockholder’s Equity

Share Consolidation

Beginning with the opening of trading on December 18, 2023, the Company's ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol "VRAX", but under a new CUSIP number of G9495L125. The objective of the Share Consolidation was to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market. On January 4, 2024, the Company received notification that it had regained compliance with Nasdaq Marketplace Rule 5550(a)(2).

Upon the effectiveness of the Share Consolidation, every ten issued and outstanding ordinary shares with a par value of US$0.0001 each was automatically consolidated into one issued and outstanding ordinary share with a par value of US$0.001 each. No fractional shares were issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation were rounded up to the next whole number. The Share Consolidation affected all shareholders uniformly and did not alter any shareholder's percentage interest in the Company's outstanding ordinary shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company's board of directors on November 3, 2023, and its shareholders on December 6, 2023. As such, all share and per share amounts, warrants and stock options have been given retroactive effect in the financial statements and footnotes for all periods presented.

Authorized

As of the Share Consolidation date of December 18, 2023, there are a total of 50,000,000 shares authorized. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Companies Act and to our memorandum and articles of association.

Ordinary Shares

On June 7, 2024, the Company sold 391,017 shares at an average price of $1.9931 for gross proceeds of $779,336 less offering costs of $24,824 for a total net proceeds of $754,511 utilizing its At-the-Market Offering Agreement which was filed as a 6-K on January 22, 2024.

On August 19, 2024, 268,144 warrants with a strike price of $2.934 were exercised for gross proceeds of $786,735 and 268,144 ordinary shares were issued. There were no offering costs associated with the warrant exercise.

On August 21, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell and issue to the investors in a registered direct offering an aggregate of 1,108,892 ordinary shares of the Company at a price of $4.50 per share for gross proceeds of $4,990,014. In addition, the placement agent receive warrants to purchase 77,622 ordinary shares at $5.63 with a life of 5 years. The offering costs associated with this offering were $600,151 for total net proceeds of $4,389,863.

As of September 30, 2024, the Company had 4,341,956 ordinary shares issued and outstanding.

Warrants

The following summarizes activity related to the Company's outstanding warrants for the six months ended September 30, 2024:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
At March 31, 2024	1,546,433	$3.05	4.5
Granted	77,622	$5.63	—
Exercised	(268,144)	$2.93	—
Cancelled	—	—	—
At September 30, 2024	1,355,911	$3.21	4.1
Warrants exercisable as of September 30, 2024	1,355,911	$3.21	4.1

Stock-based Compensation

The Company adopted the 2022 Equity Incentive Plan (the "2022 Plan") on March 15, 2022, the 2023 Equity Incentive Plan (the "2023 Plan") on February 21, 2023, and the 2024 Equity Incentive Plan (the "2024" Plan") on April 17, 2024, together, "the Plans". The Plans are intended to provide incentives which will attract and retain highly competent persons at all levels as employees of the Company, as well as independent contractors providing consulting or advisory services to the Company, by providing them opportunities to acquire the Company’s common stock or to receive monetary payments based on the value of such shares pursuant to awards issued. The 2022 Plan permits the grant of options and shares for up to 131,942 ordinary shares, the 2023 Plan permits the grant of options and shares for up to 250,000 and the 2024 Plan permits the grant of options and shares for up to 250,000. As of September 30, 2024, 17,691 shares are available for issuance under the 2022 Plan, 20,250 shares are available for issuance under the 2023 Plan and 176,000 shares are available for issuance under the 2024 Plan.

The Company uses the Black-Scholes option-pricing model to estimate the fair value of its stock option awards. The calculation of the fair value of the awards using the Black-Scholes option-pricing model is affected by the Company’s stock price on the date of grant as well as assumptions regarding the following:

	September 30, 2024	March 31, 2024
Expected volatility	183.05% - 183.05%	212.26% - 260.62%
Expected term	6.00 years	5.00 years
Risk-free interest rate	4.68 - 4.68%	3.66% -4.61%
Dividend yield	0.00%	0.00%
Forfeiture rate	0.00%	0.00%

The expected volatility was determined with reference to the historical volatility of the Company’s stock. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the Federal Reserve Bank of St. Louis rate in effect at the time of grant.

For the six months ended September 30, 2024, the Company issued stock options to purchase 213,000 shares at an average price of $0.68 with a fair value of $141,645. For the six months ended September 30, 2023, the Company issued stock options to purchase 197,000 shares at an average price of $5.76 with a fair value of $1,138,910. During the six months ended September 30, 2024, there were 37,200 stock options forfeited. At September 30, 2024, there were stock options outstanding of 418,000 and 85,206 stock options vested and exercisable.

For the six months ended September 30, 2024 and 2023, the Company recognized an expense of $38,984 and $86,269, respectively, of non-cash compensation expense (included in General and Administrative expense). Stock-based compensation expense is valued using the black-scholes method and accelerated vesting method as required in IFRS 2.

A summary of the status of the Company’s outstanding stock options as of September 30, 2024 and changes during the periods ending on that date is as follows:

	Options	Weighted Average Exercise Price	Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Term (Years)
Options
At March 31, 2024	242,200	$12.69	$15.01	—	8.8
Granted	213,000	$0.68	$0.67	—	—
Exercised	—	—	—	—	—
Forfeited	(37,200)	$6.12	$18.84	—	—
At September 30, 2024	418,000	$7.15	$7.36	—	9.0
Vested and exercisable at September 30, 2024	85,206	$15.58	$16.78	—	8.3

Note 15 — Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risk, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these condensed consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash held with banks and other financial intermediaries.

The carrying amount of the cash represents the maximum credit exposure which amounted to $7,285,991 and $3,589,244 as at September 30, 2024 and March 31, 2024, respectively.

The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds and, the regulatory and economic environment.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company’s financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

At September 30, 2024 and March 31, 2024, the Company had the following material monetary assets and liabilities denominated in foreign currencies:

	September 30, 2024	March 31, 2024
	British Pound	British Pound
Cash	112,502	803,774
AP and Accrued Liabilities	208,694	80,459

	September 30, 2024	March 31, 2024
	Euro	Euro
Cash	40,578	115,930
AP and Accrued Liabilities	2,117	—

Liquidity Risk

The accompanying financial statements have been prepared on the basis of continuity of operations, realization of assets and the satisfaction of liabilities and commitments in the ordinary course of business.

Liquidity is the ability of a company to fund its current and future operations, satisfy its obligations, and otherwise operate on an ongoing basis. At September 30, 2024, the Company had a cash balance of $7,285,991 and current liabilities of $693,969. For the six months ended September 30, 2024, the Company had a net increase in cash of $3,696,747. This increase was primarily from a warrant exercise and cash received from sales of its ordinary shares. See Note 14.

Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company. The Company believes that its existing working capital, cash on hand, and expected future cash flows from operating activities will provide sufficient cash to enable the Company to meet its operating needs for the next twelve months from the period end date of this report.

Concentration risk

There was $4,953 in revenue for the six months ended September 30, 2024 and $76,500 in revenue for the six months ended September 30, 2023. For the six months ended September 30, 2024, two customers accounted for 100% of the Company’s revenue. There was no accounts receivable from these customers as of September 30, 2024, and March 31, 2024, respectively.

Capital Management

The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As an early-stage growth company, the sale of ordinary shares has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

Note 16 — Subsequent Events

The Company has performed its review of subsequent events through November 20, 2024 and there were no subsequent events as of the date of this current report on Form 6-K.